As filed with the Securities and Exchange Commission on October 30, 2009	Registration No. 333 - 134949

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

eBay Gmarket Co., Ltd.
(Exact name of issuer of deposited securities as specified in its charter)

[N/A]
(Translation of issuer’s name into English)

Republic of Korea
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(212) 816-6690
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
212 894-8940
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Francis R. Wheeler, Esq. Cooley Godward Kronish LLP 380 Interlocken Crescent, Suite 900 Broomfield, Colorado 80021	Herman H. Raspe, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : ☐

The Registrant hereby amends this Post Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (16) and (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraph (16).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (19) and (20).

(xi)	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (10).

Item 2. AVAILABLE INFORMATION		Face of Receipt - Paragraph (13).

The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the depositary.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(i) to this Post Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

DEREGISTRATION OF UNISSUED AMERICAN DEPOSITARY SHARES

The registrant hereby deregisters 48,073,340 American Depositary Shares that were registered under this Registration Statement, in respect of which no shares have been deposited with the depositary, and which therefore have not been, and will not be, issued.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(i)        Form of Amendment No. 1 to Deposit Agreement, by and among eBay Gmarket Co., Ltd., (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares  issued thereunder (“Deposit Agreement”).  ___ Filed herewith as Exhibit (a)(i).

(a)(ii)       Deposit Agreement, dated as of July 5, 2006, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder.___ Filed herewith as Exhibit (a)(ii).

(b)           Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  ___ None.

(c)           Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.  ___ None.

(d)           Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ previously filed.

(e)           Certificate under Rule 466.  ___ None.

(f)           Powers of Attorney for certain officers and directors and the authorized representative of the Company.  ___ None.

Item 4. UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of July 5, 2006 as proposed to be amended, by and among eBay Gmarket Co., Ltd., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 30th day of October, 2009.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing one (1) common share, par value 100 Won per share, of eBay Gmarket Co., Ltd..

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Richard Etienne
	Name:	Richard Etienne
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, eBay Gmarket Co., Ltd. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Seoul, Korea, on October 30, 2009.

EBAY GMARKET CO., LTD.

By:	/s/ Young Bae Ku
	Name:	Young Bae Ku
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities and on the date indicated.

Signature	Title	Date

/s/ Young Bae Ku	Chief Executive Officer	October 30, 2009
Young Bae Ku	(Principal Executive Officer) and Member of the Board of Directors (Representative Director)

/s/ In Young Lee	Chief Financial Officer	October 30, 2009
In Young Lee	(Principal Financial and Accounting Officer)

/s/ Jae Hyun Lee	Chairman of the Board of Directors	October 30, 2009
Jae Hyun Lee

/s/ Joo Man Park	Member of the Board of Directors	October 30, 2009
Joo Man Park	(Representative Director)

/s/ Nicholas Staheyeff	Member of the Board of Directors	October 30, 2009
Nicholas Staheyeff

/s/ John David Muller	Member of the Board of Directors	October 30, 2009
John David Muller

/s/ Brian H. Levey	Authorized Representative in the United States	October 30, 2009
Brian H. Levey

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 1 to Deposit Agreement

(a)(ii)	Deposit Agreement